

12063199

Amended



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-35581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/11 and ending 03/31/12

A. REGISTRANT IDENTIFICATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Krueger Brokerage, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
406 Main Street
(No. and Street)

Keokuk	IA	52632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Daniel Krueger (319) 524-1240
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy LLP
(Name – If individual, state last, first, middle name)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 25 2012
09 REGISTRATIONS BRANCH

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Henry Krueger, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Krueger Brokerage, Inc., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

DANIEL R. KRUEGER
Commission Number 736245
My Commission Expires
8-23-14

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRUEGER BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2012


DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Krueger Brokerage, Inc.

We have audited the accompanying statement of financial condition of Krueger Brokerage, Inc. as of March 31, 2012 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Krueger Brokerage, Inc. as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
May 16, 2012

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

KRUEGER BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2012

ASSETS

Cash and cash equivalents	$ 14,989
Receivable from broker/dealers	50,248
Securities owned, at fair value	51,186
Leasehold improvements, at cost (net of accumulated amortization of $1,514)	17,350
TOTAL ASSETS	$ 133,773

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 15,484
SHAREHOLDERS' EQUITY	
Common stock, Par value $1,000; shares authorized 100; shares issued 50; outstanding 41	$ 50,000
Additional paid-in capital	1,649
Retained earnings	86,071
Less 9 shares of Treasury Stock, at cost	(19,431)
Total Shareholders' Equity	$ 118,289
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 133,773

The accompanying notes are an integral part of these financial statements.

KRUEGER BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Krueger Brokerage, Inc. (the "Company) was incorporated in the state of Iowa on November 8, 1985. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Securities Owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Level 1 inputs have been applied to value cash and certain assets included in receivable from broker/dealers on the statement of financial condition. In addition, Level 1 inputs have been used to value securities owned, which consist of investment securities as listed below.

	Owned
Equity securities	$ 27,839
Securities registered under the Investment Company Act of 1940	23,347
Total	$ 51,186

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company's customers enter into various transactions involving derivatives and other off-balance-sheet financial instruments, including exchange traded and over the counter options. These derivative financial instruments are subject to varying degrees of market and credit risk. However, since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate the aforementioned transactions, as well as other securities transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

NOTE 3 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - *(Continued)*

The Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company is required to maintain a $25,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement. In addition, the Company is restricted from entering into similar agreements with other broker/dealers, except under certain circumstances.

On January 13, 2012 the Company entered into an agreement with another Clearing Broker/dealer. This Clearing Broker/dealer will replace the aforementioned Clearing Broker/dealer above. This new agreement has an initial 3 year term. Under the terms the Company is required to maintain a $25,000 deposit with the Clearing Broker/dealer to assure the Company's performance and the Company is restricted from entering into agreements, for similar services, with other broker/dealers.

NOTE 4 - OCCUPANCY LEASE

The Company is party to a noncancellable lease agreement for office space that expires January 31, 2013. The lessor is a related party to the Company. The total expenditure for office space for the year ended March 31, 2012 was $6,000. Minimum annual lease payments related to this agreement are $5,000 for the year ending March 31, 2013.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2012 the Company's net capital and required net capital were $92,702 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 17%.

NOTE 6 - RELATED PARTY TRANSACTIONS

Through common ownership, the Company is affiliated with Geode, L.L.C. and the Company leases office space from this entity.

NOTE 7 - NET OPERATING LOSS CARRYFORWARD

The Company reports its income on a calendar year basis for federal income tax purposes. It currently has yet unused a net operating loss carryforward for federal income tax purposes of $47,104 which expires on various dates beginning January 1, 2029.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

NOTE 8 - RETIREMENT PLAN

The Company maintains a Simplified Employee Pension Plan commonly referred to as a SEP IRA. Eligible employees are those that have completed 3 years of service, are at least 21 years of age and have earned at least a minimum level of compensation. The Company may make discretionary contributions on behalf of all the eligible employees. For the year period ended March 31, 2012, the Company has made contributions to this plan totaling $13,908.